UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2008
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes      ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED
ACN 064 270 006
CEO Bulletin

Brisbane, Australia – 18 August 2008: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
In this CEO Bulletin I provide a direct update on Company progress in its main development projects. Future updates will be either in the form of a CEO Bulletin or a Corporate File Open Briefing.
Metal Storm is continuing its focused research and development effort toward a single goal – delivering Metal Storm weapons and ammunition to the market that are qualified safe and durable so that military customers can buy them.
We are well advanced on several key, interlinked projects that are designed to deliver this outcome. I will describe each of these below, together with achievements, progress and expectations.
Ammunition Project
The common factor for all our low velocity 40mm weapon systems will be the ammunition they fire. The primary goal of the ammunition project is to produce safe yet lethal ammunition that performs well in its ballistics and can be mass produced at a competitive cost.
The current project focuses on the completion of a Metal Storm 40mm adaptor tail that can be fitted to conventional low velocity 40mm warheads, converting them for use with Metal Storm weapons. This will allow us to exploit the many 40mm warhead natures already available in the market without extensive re-qualification.
For the qualification of the first ammunition nature, the warhead and tail combination must endure extensive environmental, performance and durability testing before it will be accepted for use by military forces around the world.
The ammunition project has a goal of completing qualification testing for transportation and man-firing by the end of this calendar year. It is a project that is receiving a majority of our engineering investment, as ammunition is essential for any and all weapons systems the Company may deliver.
Over the past few months the project team has completed the overall ammunition design and produced two slight variants which are concurrently being taken through pre-qualification testing to see which performs better for the lowest manufacturing cost.
Earlier this year the project team completed proof guns and fire control systems capable of measuring time to barrel exit, muzzle velocity and instantaneous pressure readings between each round in the stack as rounds are progressively fired from the weapon. With this extensive data available a well disciplined approach to ammunition design optimization has been possible.
The proof guns have been designed to be capable of taking a stack of six rounds rather than four. If current testing on six round stacks is successful, the instantaneous firepower to weight ratio of each Metal Storm weapon system could be further increased by up to 50%.
The team has completed several significant pre-qualification test programs including firing stacks of 3 rounds at extremely low and extremely high temperatures, firing stacks at a range of 200 metres to examine longer range flight ballistics, plus electromagnetic interference testing and a range of durability tests.
Systems Safety Plan documentation is a massive but essential part of each project currently underway. The Company has commissioned Qinetiq, the highly respected UK Defence firm to guide our team to produce System Safety Plans of a standard acceptable to military forces worldwide.
We expect to lock off the final preferred design of the 40mm Metal Storm ammunition in time for qualification testing that is scheduled for the fourth quarter.
In parallel with the primary ammunition project, the Company also continues its research and development of less lethal ammunition. Spearheaded by the Metal Storm Inc (MSI) engineering team with respected industry partners, a number of less lethal munitions are currently in development, including sponge rounds and chemical payload rounds.
3GL Project
The goal of the 3GL project is to deliver a lightweight hand held 3 shot grenade launcher that can be used stand-alone or under-slung on an assault rifle, and qualify it safe for man-firing.
A fully functional 3GL concept prototype was demonstrated in June 2007. Since then the weapon has been subjected to extensive re-design and testing to improve its durability, ballistic properties, increase speed of loading and unloading, reduce manufacturing costs and improve its overall ergonomics and user interface.
The team has built 6 versions of the weapon over the last 12 months, and these have supported approximately 300 test firings.
Ergonomic grip and user interface design has been a significant effort for the team. For example, a compact version with a short pistol grip and recessed LED indicators replacing the screen display (shown below) will be exhibited alongside the existing design at AUSA in October.

Having completed a range of pre-qualification testing, the 3GL team expects to complete final design lock-off by October. Several weapons will then be built to this design and qualified in two phases. The first phase will qualify the weapon for safe man-firing using inert rounds and is scheduled to be completed in parallel with the ammunition qualification. The second phase requires the use of qualified ammunition, and will therefore be undertaken early in 2009 as soon as the ammunition completes its qualification process.
The Company intends to build several “spare” 3GL weapons in the same batch as the qualification weapons so demonstrations can be carried out in parallel to the qualification initiative.
Multi-Barrel Project.
Formerly known as the Redback project, the Multi-Barrel project incorporates many of the original objectives of Redback, but extends them substantially. The overall project goal is to create modular “plug n play” Metal Storm barrels, fire control systems and sensor interfaces that can be networked together in extensible configurations.
At this stage is inappropriate to release specific details, however, the intended development will make the deployment and control of an extended network of Metal Storm weapons systems with varying barrel configurations a powerful and simple task.
The above innovations will be applied to both Redback and FireStorm weapons systems as each weapon continues on its development path.
FireStorm Project

FireStorm is a combined mount, sighting system and 4 barrel, 16 shot grenade launcher developed by Metal Storm.
Since its introduction last year FireStorm has been a platform used to deliver the US Army Crowd Control SBIR Contract demonstration, and is the platform used for 40mm less lethal munitions development by the MSI engineering team
Recent advances to the system have been the inclusion of a Metal Storm camera sighting system and laser rangefinder. In its less lethal configuration the Company has also integrated a laser dazzler onto the FireStorm pod to provide an additional response alternative during crowd control operations.
FireStorm is currently being prepared for the less lethal firing demonstrations for the US Marine Corps in September.

Firestorm (left) firing less lethal chemical payload rounds in a test shoot on 15th August.
MAUL Project
The first phases of the project to deliver under the contract with the Office of Naval Research are currently underway. Further reports will be provided as the project proceeds.
IP Protection Project
Metal Storm has amassed a large patent portfolio with 213 patents granted and 137 patents pending throughout the world.
Over a year ago the Company hired a full time, qualified IP Specialist to manage and improve its IP Portfolio. Managing legal fees, driving down costs whilst improving coverage has been a challenging but vital endeavour.
Over the last few months a specific project has been established in the engineering team to focus on IP protection. The key goal is to ensure that the Company maximises the IP protection on its product designs before the products are released to the market.
Work has been proceeding well and we are filing a range of patents and patent claims as a result of this project initiative.
Conclusion
This Bulletin has focused on the product development projects currently underway at Metal Storm. We expect that our weapons and ammunition will meet the qualification requirements set down in our test plans, and that we will be able to offer demonstrations to potential customers in the first half of 2009.
Further updates on other aspects of Metal Storm business will follow in future Open Briefings and CEO Bulletins in the coming months.
Lee Finniear
18th August 2008.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED
ACN 064 270 006
Update on Convertible Note Proposal

Brisbane, Australia – August 19th, 2008: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited has previously announced on 23 June 2008 that it had entered into a Heads of Agreement with Harmony Investment Fund Limited (Harmony) with regard to a structured underwriting for a convertible note proposal.
The proposal requires action after Harmony has sold $10M of its existing notes, being the first and second tranche of a three tranche proposal as set out in that announcement.
Metal Storm Limited has now been advised by Harmony that it anticipates the finalisation of the first tranche condition within the next few weeks.
After the completion of the first and second tranche sell-down, Metal Storm will proceed with the preparation and distribution to note holders of a prospectus for the new notes issue.
The terms of the new issue of notes will be specified in the prospectus in conformity with the Heads of Agreement.
The new notes will be convertible to shares at a price in accordance with the following schedule:
(i)	where the conversion date is on or prior to 31 August 2009, conversion price is $0.30 per share;

(ii)	where the conversion date is in the period between 1 September 2009 and 31 August 2010 (inclusive), the conversion price will be the lesser of:
(A)	$0.30; or

(B)	90% of the volume weighted average price (VWAP) during the 30 business days immediately preceding the conversion date, rounded to the nearest cent, but not less than a minimum price of $0.15 per share; or
(iii)	where the conversion date is in the period between 1 September 2010 and the maturity date (inclusive), the conversion price will be the lesser of:
(A)	$0.30; or

(B)	90% of the VWAP during the 30 business days immediately preceding the conversion date, rounded to the nearest cent, but not less than a minimum price of $0.10 per share.
Metal Storm Chairman Terry O’Dwyer stated that safeguarding the interests of existing shareholders had been paramount in defining the new note conversion terms.  “By setting the new note conversion price well above the current share price, the Company has substantially reduced the risk of dilution for our existing shareholders”, he said. “The development of our weapons system is well advanced and the proposed additional funding will provide greater flexibility in the capital structuring as the Company works to bring its products successfully to market”.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: August 19, 2008	By: Name: Title:	/s/ Peter Wetzig Peter Wetzig Company Secretary